FORM 8-A

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                               CELADON GROUP, INC.
                     ---------------------------------------
             (Exact name of registrant as specified in its charter)


              DELAWARE                                    13-3361050
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(State of incorporation or organization)     (IRS Employer Identification No.)



  ONE CELADON DRIVE, INDIANAPOLIS, IN                      46235-4207
----------------------------------------                   ----------
(Address of principal executive offices)                   (Zip Code)

If this form relates to the                If this form relates to the
registration of a class of securities      registration of a class of securities
pursuant to Section 12(b) of the           pursuant to Section 12(g) of the
Exchange Act and is effective              Exchange Act and is effective
pursuant to General Instruction            pursuant to General Instruction
A.(c), please check the following          A.(d), please check the following
box. [  ]                                  box. [X]

     Securities to be registered pursuant to Section 12(b) of the Act: None


        Securities to be registered pursuant to Section 12(g) of the Act:

          SERIES A JUNIOR PARTICIPATING PREFERRED STOCK PURCHASE RIGHTS
          -------------------------------------------------------------
                    (Title of each class to be so registered)

ITEM  1.  DESCRIPTION OF REGISTERED SECURITIES TO BE REGISTERED.

     On June 28, 2000, the Board of Directors of Celadon Group, Inc. (the "Company") declared a dividend distribution of one preferred stock purchase right (a "Right") for each outstanding share of Common Stock, $.033 par value, of the Company (the "Common Shares"), payable to the stockholders of record on July 20, 2000 (the "Record Date"). The Board of Directors also authorized and directed the issuance of one Right with respect to each Common Share issued thereafter until the Distribution Date (as defined below) (or the earlier redemption or expiration of the Rights).

     Except as set forth below, each Right, when it becomes exercisable, entitles the registered holder to purchase one one-hundredth of a share of Series A Junior Participating Preferred Stock, $1.00 par value (the "Preferred Shares"), at a price of $55.00, subject to adjustment (the "Purchase Price"). The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and Fleet National Bank as Rights Agent (the "Rights Agent"), dated as of July 20, 2000.

     Initially, the Rights will be attached to all certificates representing Common Shares then outstanding, and no separate Right Certificates will be distributed. The Rights will separate from the Common Shares upon the earliest to occur of (i) the tenth day after public disclosure that a person or entity (a "Person") or group of affiliated or associated Persons (a "Group") has acquired beneficial ownership of 15% or more of the outstanding Common Shares; or (ii) 10 business days (or such later date as the Board of Directors may determine) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in a Person or Group becoming an Acquiring Person (as hereinafter defined) (the earliest of such dates being called the "Distribution Date"). A Person or Group whose acquisition of Common Shares causes a Distribution Date pursuant to clause (i) above is an "Acquiring Person." The date that a Person or Group becomes an Acquiring Person is the "Stock Acquisition Date."

     The Preferred Shares purchasable upon exercise of the Rights will be entitled, when, as and if declared, to receive a minimum preferential quarterly dividend payment of the greater of (i) $1.00 per share and (ii) an amount equal to 100 times the dividend declared per Common Share. In the event of liquidation, dissolution or winding up of the Company, the holders of the Preferred Shares will be entitled to receive a minimum liquidation payment of the greater of (a) $100 per share and (b) an amount equal to 100 times the payment made per Common Share. Each Preferred Share will have 100 votes, voting together with the Common Shares. In the event of any merger, consolidation or other transaction in which Common Shares are exchanged, each Preferred Share will be entitled to receive 100 times the amount and type of consideration received per Common Share. The rights of the Preferred Shares as to dividends and liquidation, and in the event of mergers and consolidation, are protected by customary anti-dilution provisions. Because of the nature of the Preferred Share dividend, liquidation and voting rights, the value of the one one-hundredth interest in a Preferred Share purchasable upon exercise of each Right should approximate the value of one Common Share.


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

     The Rights Agreement provides that, until the Distribution Date, the Rights will be transferred with and only with the Common Shares. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Share certificates issued after the Record Date upon the transfer or new issuance of Common Shares will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for Common Shares outstanding as of the Record Date, even without such notation or a copy of this Summary of Rights being attached thereto, will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date (and to each initial record holder of certain Common Shares issued after the Distribution Date), and such separate Right Certificates alone will evidence the Rights.

     The Rights are not exercisable until the Distribution Date, and will expire at the close of business on July 20, 2010, unless earlier redeemed by the Company as described below.

     In the event that any person becomes an Acquiring Person, each holder of Rights (other than Rights that have become null and void as described below) will thereafter have the right (the "Flip-In Right") to receive, upon exercise of such Rights, the number of Common Shares (or, in certain circumstances, other securities of the Company) having a value (immediately prior to such triggering event) equal to two times the aggregate exercise price of such Rights. For example, if a Person became an Acquiring Person at a time when the current per share market price of the Company's Common Shares is $20 and the Purchase Price was $100, each holder of a Right (other than a Right which has become null and void as described herein) would have the right to receive ten Common Shares upon exercise of the Right and payment of the Purchase Price of $100. Following the occurrence of the event described above, all Rights that are or (under certain circumstances specified in the Rights Agreement) were beneficially owned by any Acquiring Person or any affiliate or associate thereof or certain transferees thereof will be null and void.

     The Board, at its option, may at any time after any Person becomes an Acquiring Person exchange all or part of the then issued and outstanding Rights (other than those that have become null and void as described above) for Common Shares at an exchange ratio of one Common Share per Right in lieu of the Flip-In Right, provided no Person is the beneficial owner of 50% or more of the Common Shares at the time of such exchange.

     In the event that, at any time following the Stock Acquisition Date, (i) the Company is acquired in a merger or other business combination transaction in which the holders of all of the outstanding Common Shares immediately prior to the consummation of the transaction are not the holders of all of the surviving corporation's voting power, or (ii) more than 50% of the Company's assets or earning power is sold or transferred, then each holder of Rights (except Rights which previously have been voided as discussed above) shall thereafter have the right (the "Flip-Over Right") to receive, upon exercise of such Rights, common shares of the acquiring company (or in certain circumstances, its parent) having a value equal to two times the aggregate exercise price of


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

the Rights. The holder of a Right will continue to have the Flip-Over Right whether or not such holder exercises or surrenders the Flip-In Right.

     The Purchase Price payable, and the number of Common Shares or other securities issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Common Shares, (ii) upon the grant to holders of the Common Shares of certain rights or warrants to subscribe for or purchase Common Shares at a price, or securities convertible into Common Shares with a conversion price, less than the then current market price of the Common Shares, or (iii) upon the distribution to holders of the Common Shares of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

     With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional Common Shares will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Common Shares on the last trading day prior to the date of exercise.

     At any time prior to the earlier to occur of (i) a person becoming an Acquiring Person or (ii) the expiration of the Rights, the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the "Redemption Price"), which redemption shall be effective at such time, on such basis and with such conditions as the Board of Directors may establish in its sole discretion. The Company may, at its option, pay the Redemption Price in Common Shares.

     All of the provisions of the Rights Agreement may be amended by the Board of Directors prior to the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board of Directors in order to cure any ambiguity, defect or inconsistency, to make changes which do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person), or, subject to certain limitations, to shorten or lengthen any time period under the Rights Agreement.

     Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders of the Company, stockholders may, depending upon the circumstances, recognize taxable income should the Rights become exercisable or upon the occurrence of certain events thereafter.

     A copy of the Rights Agreement is included herewith as Exhibit 4.1. A copy of the Rights Agreement is available free of charge from the Company. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is incorporated herein by reference.


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

ITEM 2.  EXHIBITS.

        4.1 Rights Agreement, dated as of July 20, 2000, between Celadon Group, Inc. and Fleet National Bank.


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

                                    SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                      CELADON GROUP, INC.


                                      By:      /s/ PAUL A. WILL
                                             -----------------------------
                                            Paul A. Will
                                            Chief Financial Officer

Date: July 18, 2000


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

                                    EXHIBITS

        4.1 Rights Agreement, dated as of July 20, 2000, between Celadon Group, Inc. and Fleet National Bank.


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